Exhibit 99.7

DIGI POWER X INC.

(the “Company”)

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

December 11, 2025

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were put to a vote at the annual general and special meeting of the Company held on December 11, 2025. The report on the voting results is as follows:

1.	Election of Directors

Based on the proxies received and the votes cast at the meeting, each of the five director nominees proposed by management in the Company’s management information circular dated October 27, 2025 (the “Circular”) were elected. Details of the voting results are as follows:

Director	For	%	Withheld	%
Michael Amar	40,180,424	99.810	76,589	0.190
Alec Amar	40,180,424	99.810	76,589	0.190
Adam Rossman	40,182,424	99.816	74,189	0.184
Gerard Rotonda	40,182,424	99.816	74,189	0.184
Ajay Gupta	40,182,424	99.211	319,384	0.789

2.	Reappointment of Auditors and fix remuneration of the auditors

Based on the proxies received and the votes cast at the meeting, the appointment of Davidson & Company LLP, Chartered Professional Accountants, to serve as the independent auditors of the Company for the ensuing year and authorize the Board of directors to fix the remuneration of the auditors was approved by shareholder of the Company (“Shareholders”). Details of the voting results are as follows:

For	%	Withheld	%
32,490,311	99.762	77,376	0.238

3.	Approval of Stock Option Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s 10% rolling stock option plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
37,827,120	93.891	2,461,326	6.109

4.	Approval of Restricted Share Unit Plan

Based on the proxies received and the votes cast at the meeting, an ordinary resolution to approve and ratify the Company’s restricted share unit plan was approved by Shareholders. Details of the voting results are as follows:

For	%	Against	%
17,212,892	87.468	2,466,069	12.532

DIGI POWER X INC.

/s/ “Michel Amar”
Michel Amar
Chairman and CEO